1-A-W
AFR Inc.
1280 Alhambra circle 1401
Coral Gables, FL, 33146
File NUMBER: 024-11609
To Whom it May Concern,
AFR Inc. hereby submits and requests an approval for 1-A-W: Withdrawal of offering statement under Regulation A.
File NUMBER: 024-11675
AFR Inc. requests the acceptance of the 1-A-W:
Withdrawal of offering statement under Regulation A.
Thank you.
Best Regards,
Kamran Heydari
Chief Executive Officer